FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release:	“Board announcement: Chief Executive Officer succession plan”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG
Media Office
CH-4002 Basel
Switzerland
Telephone:	+41 61 323 23 23
Fax:	+41 61 323 24 24
www.syngenta.com

Board Announcement: Chief Executive Officer succession plan

Basel, Switzerland, June 14, 2007

Syngenta announced today that Michael Pragnell (60) will retire from Syngenta at the end of 2007 when he also intends to step down from the Board. Mike Mack (47), currently Chief Operating Officer Syngenta Seeds, is to be appointed Chief Executive Officer with effect from January 1, 2008.

Mike Mack, a US citizen, joined Syngenta in 2002 as Head of Crop Protection NAFTA. He was appointed to the Executive Committee in his current role in January 2005.

Martin Taylor, Chairman of the Board, said: “On behalf of the Board, I am pleased to announce the succession plan for the position of Chief Executive Officer. Michael has done an outstanding job in creating and then building Syngenta into the highly successful company of today. I am delighted that in Mike Mack we have an experienced international executive of high calibre as his successor. Michael will be working closely with Mike over the coming months to ensure a smooth transition.”

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology.  The company is a leader in crop protection, and ranks third in the high-value commercial seeds market.  Sales in 2006 were approximately $8.1 billion.  Syngenta employs around 19,500 people in over 90 countries.  Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT).  Further information is available at www.syngenta.com.

Media Enquiries:	Médard Schoenmaeckers (Switzerland)	+41 61 323 2323
	Sarah Hull (US)	+1 202 628 2372

Analysts/Investors:	Jonathan Seabrook	+41 61 323 7502
+1 202 737 6520
	Jennifer Gough	+41 61 323 5059
+1 202 737 6521

Background note
Before joining Syngenta in 2002, Mike Mack was President of the Global Paper Division of Imerys SA, a French mining and pigments company, from 1999 when it merged with English China Clays Ltd. where he was Executive Vice President, Americas and Pacific Region as well as an Executive Director of the Board. From 1987 to 1996 he held various roles within Mead Corporation. He graduated in economics from Kalamazoo College in Michigan, studied at the University of Strasbourg and has an MBA from Harvard University.

Syngenta – June 14, 2007 / Page 1 of 2

Pictures of Michael Pragnell and Mike Mack can be downloaded from Syngenta’s website: http://www.syngenta.com/en/media/images_exec_management.aspx.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – June 14, 2007 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: June 14, 2007	By:	/s/ Christoph Mäder
Name: Christoph Mäder
Title: Head Legal & Taxes